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FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

05006523



BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

~~ODESSA GOLD CORP~~
Int'l Chargold Resources

12g 82-4385

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 02 05

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME: MUELLER
GIVEN NAME: EBE...
NO. STREET APT: PH #8 1060 ALBERNI STREET
CITY: VANCOUVER
PROV: BC POSTAL CODE: V6E 4K2
BUSINESS TELEPHONE NUMBER: 604-669-7775
BUSINESS FAX NUMBER: 604-687-3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA + SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	290000							290000	1	
COMMON	106500	18 02 05	10		20000	.06		86500	3	KRYSTYNA MUELLER
		18 02 05	10		30000	.055		56500	3	"
WARRANTS	100000							100000	3	"
OPTIONS	400000							400000	1	
COMMON	484734							484734	2	SEE REMARKS

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 484734 Indirect Common: Mercap- 415734 - I own 50%
Active- 69000 - I own 100%

RECEIVED
2005 MAR 10 A 11:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER
SIGNATURE: [signature]
DATE OF THE REPORT (DAY MONTH YEAR): 28 02 05

BCSC 55-102F5 Rev. 2001 / 6 / 25
VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

dlw 3/17